SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549




                         SCHEDULE 13G/A

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                       APPLIED POWER INC.
                        (Name of Issuer)

              Class A Common Stock,  $.20 Par Value
                 (Title of Class of Securities)


                           038225 10 8
                           (CUSIP No.)


Check the following box if fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  038225 10 8
_________________________________________________________________

(1)  Name of reporting person.     Richard G. Sim
_________________________________________________________________

(2)  Check the appropriate box     (a) [ ]
     if a member of a group.       (b) [ ]
_________________________________________________________________

(3)  SEC use only.
_________________________________________________________________

(4)  Citizenship or place
     of organization.              United States of America
_________________________________________________________________

Number of shares    (5)  Sole voting power.            728,478
beneficially        (6)  Shared voting power.          0
owned by each       (7)  Sole dispositive power.       728,478
reporting           (8)  Shared dispositive power.     0
person with:
_________________________________________________________________

(9)  Aggregate amount beneficially
     owned by each reporting person.                   728,478
_________________________________________________________________

(10) Check if the aggregate amount
     in Row (9) excludes certain shares.  [ ]
_________________________________________________________________

(11) Percent of class represented
     by amount in Row (9).                             5.3%
_________________________________________________________________

(12) Type of reporting person.                         IN
_________________________________________________________________


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                SCHEDULE 13G/A - AMENDMENT NO. 1
                         RICHARD G. SIM
                       APPLIED POWER INC.

Item 1.

     (a)  Name of issuer:

          Applied Power Inc.

     (b)  Address of issuer's principal executive offices:

          13000 West Silver Spring Drive
          Butler, Wisconsin 53007


Item 2.

     (a)  Name of person filing:

          Richard G. Sim

     (b) Address of principal business office or, if none, residence:

          c/o Applied Power Inc.
          13000 West Silver Spring Drive
          Butler, Wisconsin 53007

     (c)  Citizenship:

          United States of America

     (d)  Title of class of securities:

          Class A Common Stock, $.20 par value

     (e)  CUSIP No.:

          038225 10 8


Item 3.

          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act.

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

     (d) [ ] Investment company registered under section 8 of the Investment Company Act.

     (e) [ ] Investment adviser registered under section 203 of the Investment Advisers Act of 1940.

     (f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or endowment fund; see sec. 240.13d-1(b)(1)(ii)(F).

     (g) [ ] Parent holding company, in accordance with sec. 240.13d-1(b)(ii)(G)
               NOTE:  See item 7.

     (h)  [ ]  Group, in accordance with sec. 240.13d-(b)(1)(ii)(H).

     Not Applicable.


Item 4.   Ownership (at December 31, 1995).

     (a)  Amount beneficially owned:

          728,478 shares

     (b)  Percent of class:

          5.3% (based upon the 13,418,965 shares of Class A
          Common Stock outstanding at December 31, 1995 and exercisable options for 403,471 additional shares).

     (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote.

                    728,478 shares (includes options to purchase
                    403,471 shares exercisable currently or
                    within 60 days after December 31, 1995, and 2,541 shares allocated to the account of the undersigned in Applied Power Inc.'s Employee Stock Ownership Plan).

              (ii)  Shared power to vote or to direct the vote.

                    0 shares

             (iii)  Sole power to dispose or to direct the
                    disposition of.

                    728,478 shares (includes options to purchase
                    403,471 shares exercisable currently or
                    within 60 days after December 31, 1995, and 2,541 shares allocated to the account of the undersigned in Applied Power Inc.'s Employee Stock Ownership Plan).

              (iv)  Shared power to dispose or direct the
                    disposition of.

                    0 shares


Item 5.   Ownership of 5 Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

          Not applicable.


Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.


Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.

          Not Applicable.

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                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  January 29, 1996



                                   /s/ RICHARD G. SIM____________
                                           Richard G. Sim